EXHIBIT 1

Frontline Ltd. (NYSE:FRO) Announces Launching of ATM Equity Offering

Frontline Ltd. ("Frontline" or the "Company") today announced the Company entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC ("Morgan Stanley") for the offer and sale of up to $100.0 million of common shares of Frontline.

In accordance with the terms of the Equity Distribution Agreement, the Company may offer and sell its common shares at any time and from time to time through Morgan Stanley as its sales agent. Sales of the common shares, if any, will be made by means of ordinary brokers' transactions on NYSE or otherwise at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

The net proceeds of this offering will be used to opportunistically fund growth opportunities, for certain capital expenditures, including to purchase exhaust gas cleaning systems that reduce sulfur emissions to comply with upcoming implementation of new IMO standards, and for general corporate purposes.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of a prospectus and related prospectus supplement. A prospectus supplement related to the offering has been filed with the Securities and Exchange Commission. Copies of the prospectus and prospectus supplement relating to the offering may be obtained from the offices of Morgan Stanley at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department.
July 24, 2018
The Board of Directors
Frontline Ltd.
 Hamilton, Bermuda
Questions should be directed to:
Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
 +47 23 11 40 76

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Frontline desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Frontline's records and other data available from third parties.  Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Frontline's control, you cannot be assured that Frontline will achieve or accomplish these expectations, beliefs or projections. Frontline undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in expectations.
Important factors that, in Frontline's view, could cause actual results to differ materially from those discussed in the forward-looking statements include, without limitation: the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, including but not limited to changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in Frontline's operating expenses, including bunker prices, drydocking and insurance costs, the market for Frontline's vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with us, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns, instances of off-hire and other important factors.  For a more complete discussion of these and other risks and uncertainties associated with Frontline's business, please refer to Frontline's filings with the Securities and Exchange Commission, including, but not limited to, its annual report on Form 20-F.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.